Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Department

2005 THIRD QUARTER PERFORMANCE RESULTS
NET PROFITS OF THE GAS NATURAL GROUP GREW 17.1% TO 528.9 MILLION EUROS
• Consolidated EBITDA rose 18.3% during the third quarter, putting annual EBITDA at 1,120,800,000 euros, 12.9% more than in 2004.
• Gas distribution activity in Spain represented 52% of total EBITDA, with 583.3 million euros, a 7.6% increase, and in Latin America, EBITDA grew by 35.6% to a total of 219.9 million euros.
• Gas Natural’s gas distribution customers totaled 10 million in Spain, Italy and Latin America.
• Electricity activities in Spain reflected an EBITDA of 76.8 million euros, indicating that performance results have doubled over the same period the prior year.
• Electrical power generated by the Group in Spain totaled 6,712 GWh, 61.3% higher than the same period in 2004, which permitted it to increase its regular system generation market share up to 4.1%.
• Material investment through September rose to 769.6 million euros, a 23.4% increase, owing to investment momentum in electricity generation in Spain.
Consolidated net profits of the Gas Natural Group totaled 528.9 million euros through September, representing a 17.1% increase over the prior year.

Net business turnover for the period of January-September 2005 totaled 5,782,500,000 euros, an increase of 30.4% over the same period in 2004, basically due to the growth in business activity of the Gas Natural Group, and in particular, to increased gas supply due to greater consumption compared to last year, and the high prices of natural gas, electricity operations in Spain and business momentum in Latin America.

Cumulative EBITDA through September of the Gas Natural Group totaled 1,120 million euros, an increase of 12.9% from the same period last year.

Gas distribution in the aggregate (Spain, Latin America and Italy) represented 73.3% of total EBITDA. The largest contribution corresponded to gas distribution in Spain, which was 52%. The electricity business in Spain has also boosted these results, as well as upstream and midstream operations, which represented 11.2% of the Group’s EBITDA.

Net financial debt at September 30, 2005, was 3,245 million euros, a 23% increase. This increase is due principally to acquisitions in the second quarter of the prior fiscal year (additional interests in CEG and CEG RIO, the Smedigas Group and Nettis in Italy, and windpower companies), as well as the acquisition last April of the windpower company DERSA, and the inclusion of its debt to that of the Group.

The borrowing ratio was 37.8% as opposed to 35.7% at the close of the 2004 fiscal year.

Investments by the Gas Natural Group from January to September totaled 1,089.8 million euros, of which 769.6 million were designated for material investments, an increase of 23.4%, basically for the continued development of Gas Natural’s combined cycle electricity generation plans in Spain.

Distribution in Spain

The EBITDA of gas distribution operations in Spain was 583.3 million euros, 7.6% increase, in line with the increase of regulated compensation for fiscal year 2005.

Sales from regulated gas operations in Spain, which consolidates gas distribution and marketing at tariff rates and third party network access services (ATR), totaled 186,046 GWh, an increase of 13.8% over the prior year.

Distribution services for third party network access (ATR) increased by 18.6%, to 149,212 GWh, of which 68,347 GWh related to services performed for third parties, and the remaining 80,865 GWh to the Gas Natural Group, as the principal operator also in the liberalized market.

The distribution network grew more than 2,500 kilometers in the last 12 months, for a total of 39,146 kilometers at September 30, 2005, reflecting a year over year increase of 6.9%.

The Group maintains high growth rates for the number of customers, with an increase of 319,000 on a year to year basis. At September 30, 2005, gas distribution customers in Spain reached 5,033,000, a 6.8% increase.

Distribution in Latin America

The EBITDA for gas distribution in Latin America was 219.9 million euros, representing a 35.6% increase with respect to the prior year.

In comparing these results with those of the prior year, it should be noted that the variation in the consolidation method in Brazil represents a contribution to EBITDA of 25.8 million euros for 2004, and that the impact of conversion to euros of the different currencies of the financial statements of the Latin American countries meant an increase in EBITDA of approximately 9.9 million euros from the year before.

Without taking the above into account, EBITDA grew by 13.6% as a result of increased contribution of the gas distribution business in Mexico, Colombia and Brazil. Furthermore, during the second quarter of 2004, rate adjustments were reported in Colombia and Mexico which are having a positive effect on the contributions made by these countries to the 2005 performance results.

Gas activity sales in Latin America, which consolidate sales of gas and third party network access services (ATR), were 121,972 GWh, an increase of 6.5% over the prior year.

Third quarter gas sales in Argentina, Brazil and Colombia rose about 15%, which helped to push growth to 6.5%. The automotive market continues to strengthen, with a median increase of 16.8%.

Sales of third party network access services (ATR) grew by 6.6%, principally due to larger sales to other distributors and large customers in the case of Argentina.

The distribution network expanded by 2,195 kilometers in the last 12 months, and totaled 55,868 kilometers at September 30, 2005, a figure that reflects year to year growth of 4.1%.

The number of gas distribution customers totaled 4,690,000 at September 30, 2005. The Group maintains elevated growth rates, with an increase of 255,000 customers in the last 12 months, consistent with the strategic goal of increasing customer base in Latin America by more than 1.6 million in the 2004-2008 period.

Principal statistics by country

	Argentina	Brazil	Colombia	Mexico	Total
Gas activity sales (GWh):	52,098	30,981	8,184	30,709	121,972
Increase vs. 9M 04 (%)	6.8	12.9	15.0	-1.4	6.5

Distribution network (Km at 09/30)	21,161	4,723	15,176	14,808	55,868
Increase vs. 09/30/04 (Km)	369	628	774	424	2,195

Customers, in thousands (at 09/30)	1,282	725	1,580	1,103	4,690
Increase vs. 09/30/04, in thousands	31	46	111	66	254

Argentina strengthened its business revitalization, with a new increase in customers and a strong recovery of residential consumption, which rose 24.4%. In the large customer market, the shifting of customers to ATR service held steady, which grew 22% due to the process of unbundling of activities, without affecting the economic outcome of the distribution business.

Sales of gas in Brazil rose by 12.9% with substantial increases in all its markets, among which the revival of the electricity generation market in the State of Rio de Janeiro is particularly notable, with six plants, as well as the strong momentum in the automotive market. Moreover, strong commercial efforts are being maintained, which resulted in 725,000 customers, with higher growth after the Group launched its activities in Brazil.

In Colombia, the Group held on to the strong growth rate with double digit figures, benefited by the country’s economic revitalization. Number of customers increased by 7.6%, despite an average penetration exceeding 85% in distribution areas.

Mexico experienced a slight recovery and reported a downturn of 1.4% during the first nine months of the year, affected by lower ATR service to combined cycle plants, as well as a decrease in residential sales, following the rise in the cost of gas to the end user.

Distribution in Italy

EBITDA of gas distribution operations in Italy was 18.5 million euros, 1.7% of the Group’s total consolidated EBITDA. These figures show the Group’s business strength in this country.

The Gas distribution business in Italy totaled 1,927 GWh, with a notable increase from the same period last year, thanks to the consolidation of operations in Italy following the acquisition of the Smedigas Group and the Nettis Group in second quarter of 2004.

Electricity in Spain

This activity includes electricity generation in Spain using the combined cycle, wind power farms and cogeneration, trading for electricity purchases from the market wholesaler and the marketing of electricity in the liberalized Spanish market.

Electricity generation continues to be favorable due to elevated pool pricing, which remained at high levels in the third quarter, while the electricity marketing activity in the liberalized market continued to be burdened by high prices in the third quarter, higher than in other periods, having to compete with the slightly lower benchmark rate.

The combination of these factors boosted EBITDA to 76.8 million euros in the first nine months of 2005, doubling the figures from the same period last year.

Generated power, which was principally sold to the market wholesaler in 2005, totaled 6,712 GWh, a 61.3% increase from the prior year.

Combined cycle electricity generation rose to 6,279 GWh. This generated energy measured in plant bars represented a coverage rate of 119% for electricity marketed by the Group. The share held by the Gas Natural Group in the regular system electricity generation market was placed at 4.1% in the first nine months of the year.

Electricity marketing sales rose 55.1% with respect to the same period last year. The biggest increase in electricity sales involved the residential customer portfolio, which has more than 475,000 customers. The Group’s share in the liberalized electricity market through September 2005 was approximately 7.4%.

Puerto Rico Electricity

The EBITDA of the Group’s activities in Puerto Rico totaled 56.2 million dollars, in local currency, 11.1% more than in the same period in the prior year.

The power generated by EcoEléctrica was 2,278 GWh (the power attributable to the Group was 1,139 GWh), with a load factor greater than 68%, a notable improvement over the 66% recorded in the same period in 2004.

Gas supply: up+midstream

This activity includes the execution of GNL integrated projects, management of ocean transport and operation of the Magreb-Europe gas pipeline.

The EBITDA in the first nine months of the year was 125 million euros, a 5.3% increase from the prior year, despite reduced use of the fleet of methane transport ships (76% as opposed to 91% in the same period last year), which, in part, offset the increased economic contribution of the Magreb-Europe gas pipeline, due to larger volumes transported as a result of the recent increase in capacity, and which, in turn, was hurt by an adverse average dollar/euro exchange rate.

The gas transport business carried out in Morocco, through the EMPL and Metragaz companies, represented a total volume of 105,816 GWh, 27.8% more than last year, a result of the gas pipeline capacity increase, in operation since February of this year. Of total volume, 82,729 GWh were transported for Gas Natural, through the company Sagane, and 23,087 GWh for the Portuguese company Transgas.

Gas supply: wholesale and retail

This business consolidates the activities of gas provisioning and marketing both in Spain and abroad, and the marketing of other products and services related to retail commerce in Spain.

The EBITDA of this activity in the first nine months of the year was 38.1 million euros, compared to 65.8 million in the same period last year, and demonstrates a clear recovery in both the second and third quarters, with 24.5% growth between July and September. This activity was affected in the first quarter of 2005 by the substantial increase in gas demand in Spain during the period (exceeding 20%), due to the severe spring weather, which involved the purchase of additional gas with spot purchases in a context of higher gas prices worldwide.

The total provisioning and marketing by the Gas Natural Group grew 7.4% for a total of 223,557 GWh, of which 193,919 GWh were earmarked for the Spanish market (+9.4%) and the remaining 29,638 GWh for international markets (-3.6%).

The provisioning of gas to the regulated market (relating to the supply to Enagas which, together with the management of inventory, is intended for gas distribution companies, companies of the Gas Natural Group as well as third parties) totaled 44,288 GWh, a 0.8% increase, despite the opening up of the market and due basically to the use of the regulated market as a refuge by certain thermal plants and industrial customers that have left the liberalized market.

Sales in the liberalized market were 149,631 GWh, an increase of 12.2%. Of these sales, the Gas Natural Group marketed 115,738 GWh to end customers, which were primarily intended for the industrial market (66%), combined cycle supply (26%) and the residential market (8%). The provisioning to the liberalized market other gas marketers in the first nine months of 2005 totaled 33,893 GWh, a rise of 2.9%, and primarily involved the supply of gas under medium and long term contracts.

The provision of gas abroad fell by 3.6%, despite the strong momentum recorded by gas marketing activity in Europe. This drop is due to the lack of spot transactions in 2005, since, during the spring months, quantities of gas could not be slated for this market due to the necessities of the Spanish market.

Regarding the Group’s multiproduct business, between January and September 2005, close to 110,000 gas maintenance contracts were added, and thus contracts in effect at September 30, 2005 exceeded 1,265,000.

Likewise, the Group had 114 centers licensed and one center owned by it, to which 760 affiliated centers must be added, indicating a powerful single commercial network in Spain.

Product and service contracts in addition to gas sales, including financial services and electricity sales, exceeded 2,180,000, with an increase of 34.3% for contracts in effect at September 30, 2004, which puts the ratio of contracts per customer in Spain at 1.46, consistent with the strategic goal of having two contracts per customer in 2008.

Similarly, the commercial activity helped boost the number of homes heated by gas by 20,500 and sales of appliances by 39,600, including more than 11,800 air conditioner installations.

Barcelona, November 3, 2005.

Consolidated third quarter income statement

(figures not audited)

(€ millions)	9M05	9M04
Net business turnover	5.782,5	4.434,6
Other revenue	60,0	46,2
Provisioning	-4.017,2	-2.931,9
Employee expenses, net	-187,5	-153,3
Other expenditures	-517,0	-403,0
EBITDA	1.120,8	992,6
Amortization allowance	-378,3	-323,4
Reserves allowance	-20,4	-16,9
OPERATING PROFITS	722,1	652,3
Financial income, net	-165,7	-105,8
Net income, asset impairment	-0,4	0,0
Affiliate profit sharing	33,0	48,2
Profits from sale of non current assets	215,8	61,5
PROFITS BEFORE TAXES	804,8	656,2
Corporation taxes	-223,5	-169,7
Minority interests	-52,4	-34,8
PROFITS ATTRIBUTABLE TO THE GROUP	528,9	451,7

Consolidated Balance Sheet

(figures not audited)

(€ millions)	09/30/05	09/30/04
Non-Current Assets -	9,819.2	8,585.1
Capital assets	7,298.6	6,284.1
Goodwill	452.1	379.8
Other intangible assets	1,281.9	1,017.1
Booked investments participation method	204.8	371.8
Other non current assets	581.8	532.3
Current Assets -	2,491.8	2,102.6
Inventories	430.0	297.5
Debtors and other accounts receivable	1,609.8	1,314
Other current assets	161.1	87.9
Cash and equivalent liquid assets	290.9	403.2

TOTAL ASSETS	12,311.0	10,687.7

(figures not audited)

(in millions of €)	09/30/05	09/30/04
Total Capital -	5,344.0	4,798.9
Capital attributable to parent company	5,069.9	4,554.4
Minority interests	274.1	244.5
Non current Liabilities -	4,657.2	3,550.1
Non current financial debt	3,000.0	2,078.4
Allowances	344.1	252.4
Other non current liabilities	1,313.1	1,219.3
Current Liabilities -	2,309.8	2,338.7
Current financial debt	535.9	962.9
Suppliers and other current liabilities	1,773.9	1,375.8

TOTAL LIABILITIES	12,311.0	10,687.7

Principal statistics

3T05	3T04%			9M05	9M04%
95,487	87,364	9.3	Gas Distribution (GWh):	309,945	278,705	11.2

53,478	47,898	11.6	Spain:	186,046	163,511	13.8
7,801	8,664	-10.0	Gas sales by rate	36,834	37,725	-2.4

45,677	39,234	16.4	ATR	149,212	125,786	18.6

41,816	39,302	6.4	Latin America:	121,972	114,492	6.5
28,348	25,118	12.9	Gas sales by rate	74,218	69,675	6.5

13,468	14,184	-5.0	ATR	47,754	44,817	6.6
193	164	17.7	Italy:	1,927	702	—
182	154	18.2	Gas sales by rate	1,867	657	—
11	10	10.0	ATR	60	45	33.3
65,460	65,458	—	Gas Supply (GWh):	223,557	208,060	7.4
58,533	54,874	6.7	Spain	193,919	177,322	9.4
6,927	10,584	-34.6	International	29,638	30,738	-3.6

34,270	29,023	18.1	Gas Transport – EMPL (GWh)	105,816	82,801	27.8

1,086	3,495	-68.9	Gas Distribution Network (Km):	98,723	93,733	5.3
620	679	-8.7	Spain	39,146	36,617	6.9
370	1,120	-67.0	Latin America	55,868	53,673	4.1

96	1,696	-94.3	Italy	3,709	3,443	7.7
149	152	-2.0	Increase in gas distribution supply points, in thousands	433	451	-4.0
73	76	-3.9	Spain	225	232	-3.0
65	72	-9.7	Latin America	185	211	-12.1
11	4	—	Italy	23	8	—

—	—	—	Gas distribution supply points, in thousands (at 09/30):	9,998	9,395	6.4
—	—	—	Spain	5,033	4,714	6.8
—	—	—	Latin America	4,690	4,435	5.7
—	—	—	Italy	275	246	11.8

—	—	—	Contracts per customer in Spain (at 09/30)	1,46	1,35	8.1

3,067	1,867	64.3	Electrical energy produced (GWh):	7,851	5,258	49.3
2,655	1,471	80.5	Spain	6,712	4,160	61.3
412	396	4.0	Latin America	1,139	1,098	3.7
—	6	—	Electricity generation capacity (MW):	2,173	1,092	—
—	6	—	Spain	1,902	821	—
—	—	—	Latin America	271	271	—

—	—	—	Employees (at 09/30)	6,788	6,748	0.6

Third Quarter 2005 Results (9M05) November 3, 2005

This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Gas Natural SDG, S.A. and its subsidiaries.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.
Analysts and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Gas Natural SDG, S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Gas Natural’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the
Company’s financial and other information filed by the Company with the CNMV.
November 2005
GAS NATURAL

3 Conclusions 9M05 Results Snapshot Highlights 9M05 Results Analysis by Activity GAS NATURAL – 9M05 Results Agenda

4 9M05 Results Snapshot Highlights 9M05 Results Analysis by Activity Conclusions GAS NATURAL – 9M05 Results Considerations regarding the EU dimension of the Tender Offer for Endesa

Moving towards a more solid and flexible Group,
in line with Strategic Plan
Improving operating
business performance
despite difficult market and
regulatory conditions
Focus on organic growth
with higher investments in
core businesses
Developing a strong
position in the Up +
Midstream chain
Strong franchise in gas distribution
Adapting supply conditions to a more
volatile environment
Allow significant EBITDA recovery
throughout the year
Gassi Touil + Gassi Chergui
Agreement with Repsol YPF on Up +
Midstream
Gassi Touil + Repsol YPF set the basis
of future opportunities in this area
+18% in gas distribution (Spain + LatAm)
+39% in electricity generation in Spain
Underpin GAS NATURAL’s high growth
potential
GAS NATURAL – 9M05 Results
Highlights (I)

6 EBITDA + 12.9% Consolidating overall performance… 992.6 1,120.8 9M04 9M05 Net Income + 17.1% 451.7 528.9 9M04 9M05 ( million) GAS NATURAL – 9M05 Results Highlights (II)

… backed by consistent organic growth from all lines of
business…
542.1
583.3
9M04 9M05
31.4
76.8
9M04 9M05
162.2
219.9
9M04 9M05
EBITDA
Distribution
Spain
EBITDA
Electricity
Spain
EBITDA
Distribution
LatAm
+ 7.6% + 144.6% + 35.6%
GAS NATURAL – 9M05 Results
Highlights (III)

… and supported by focused investment
(1)
in core business
- 5.9% + 39.1%
+ 45.2%
82.1
119.2
252.8
351.6
223.4
9M04 9M05 9M05 9M04 9M05 9M04
GAS NATURAL – 9M05 Results
Highlights (IV)
Distribution
Spain
(28.0% of total)
Electricity
Spain
(44.1% of total)
Distribution
LatAm
(14.9% of total)
237.3
(1) Tangible & Intangible

9 Conclusions 9M05 Results Snapshot Highlights 9M05 Results Analysis by Activity GAS NATURAL – 9M05 Results Considerations regarding the EU dimension of the Tender Offer for Endesa

9M05
Net Sales
EBITDA
Operating Income
Net Income
Average no. of Shares (million)
EBITDA per Share
Net Income per Share
Investments:
Tangible & Intangible
Financial & Other
Net Debt (as of 30/09)
5,782.5
1,120.8
722.1
528.9
447.8
2.5
1.2
1,089.8
798.0
291.8
3,245.1
9M04
4,434.6
992.6
652.3
451.7
447.8
2.2
1.0
1,138.0
654.8
483.2
2,638.1
30.4
12.9
10.7
17.1
-
12.9
17.1
-4.2
21.9
-39.6
23.0
Change (%)
9M05 Results Snapshot
Main Aggregates

9M05
Net Sales
Purchases
Gross Margin
Personnel, net
Other Expenses, net
EBITDA
Depreciation
Provisions
Operating Income
Financial Results, net
Net Lost from Assets Deterioration
Equity Income
Capital Gains
Income Before Tax
Taxes
Minority Interest
Net Income
5,782.5
-4,017.2
1,765.3
-187.5
-457.0
1,120.8
-378.3
-20.4
722.1
-165.7
-0.4
33.0
215.8
804.8
-223.5
-52.4
528.9
9M04
4,434.6
-2,931.9
1,502.7
-153.3
-356.8
992.6
-323.4
-16.9
652.3
-105.8
0.0
48.2
61.5
656.2
-169.7
-34.8
451.7
9M05 Results Snapshot
Income Statement

9M04
Gas Distribution:
Spain
LatAm
Italy
Electricity:
Spain
Puerto Rico
Gas Supply:
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
719.0
542.1
162.2
14.7
72.6
31.4
41.2
184.5
118.7
65.8
16.5
992.6
9M05
821.7
583.3
219.9
18.5
121.3
76.8
44.5
163.1
125.0
38.1
14.7
1,120.8
14.3
7.6
35.6
25.9
67.1
144.6
8.0
-11.6
5.3
-42.1
-10.9
12.9
%
Gas Distribution: 73.3% of total EBITDA
and growing 14.3% vs. 9M04
9M05 Results Snapshot
EBITDA Breakdown

By Activity
Investments set basis for future
profits growth
Investments (Tangible & Intangible)
9M05 9M04
Distribution Spain
Distribution LatAm
Distribution Italy
Electricity Spain
Electricity Puerto Rico
Up + Midstream
Wholesale & Retail
Other
Total
223.4
119.2
46.2
351.6
3.5
8.4
8.0
37.7
798.0
237.3
82.1
8.9
252.8
6.2
29.2
4.8
33.5
654.8
84% of Investments
in Euro
49%
2%
44%
5%
Distribution Gas
Electricity Others
9M05 Results Snapshot
Investments

Leverage 49.0%       28.0%       29.3%       35.7%       37.8%
30/09/05 31/12/04
Leverage 37.8% 35.7%
EBITDA/Net Interest
6.8x 8.7x
Net Debt/EBITDA 2.2x 2.0x
Financial Ratios
Net Debt (  million) & Leverage
(1)
Debt Facilities
as of September 30, 2005 ( million)
Lines of Credit
Loans
Capital Markets
Cash Placements
Total
298
2,582
656
-
3,536
860
-
2,375
291
3,526
Drawn Undrawn
(1) 2004 and 9M05 figures under IFRS
9M05 Results Snapshot
Capital Structure
Flexibility to pursue envisaged
strategic growth
In line with “A” long term
rating target
3,677
1,627
1,869
2,663
3,245
2001 2002 2003 2004 9M05

50%
25%
1%
11%
11% 2%
Breakdown by Currency
57%
43%
Fixed vs Floating Rate
Fixed Floating
EUR USD
BRL COP MXN
USD-Argentina
475
421
379
273
2005 2006 2007 2008 Post 2008
Rest
56% of
Total
Debt Repayment Schedule (  million)
Total Gross Debt: 3,536 million
9M05 Results Snapshot
Debt Structure

16 Conclusions 9M05 Results Snapshot Highlights 9M05 Results Analysis by Activity GAS NATURAL – 9M05 Results Considerations regarding the EU dimension of the Tender Offer for Endesa

Spain and
Puerto Rico
Spain,
LatAm
and Italy
Developing
Electricity
Business
Integrated Global Energy Company
Availability
of Equity
Gas
Leadership
in Gas
Distribution
Flexible and
Well
Diversified
Gas Supply
Leadership
in
Multiproduct
Offer in
Spain
Customer
Orientation
9M05  Results Analysis by Activity
Our Commitment (2004-2008)

Leadership
in Gas
Distribution
Spain,
LatAm
and Italy
Integrated Global Energy Company
Availability
of Equity
Gas
Flexible and
Well
Diversified
Gas Supply
Developing
Electricity
Business
Spain and
Puerto Rico
Leadership
in
Multiproduct
Offer in
Spain
Customer
Orientation
9M05  Results Analysis by Activity
Our Commitment (2004-2008) – Gas Supply

EBITDA: 125.0 million, +5.3%
Lower use of fleet (76% vs 91% in 9M04)
Startup of Gassi Touil LNG integrated project
Considering potential participation in other midstream and upstream projects with Repsol-YPF
9M05  Results Analysis by Activity
Gas Supply – Up + Midstream
Establishment of
Repsol-Gas Natural
LNG, S.L.
61,651
82,729
21,150
26,356
Portugal Spain
Transportation through EMPL (GWh)
82,801 109,085
31.7%
The key step to the
fulfillment of objective
in Midstream
9M04 9M05

177,322
25,652
5,086
193,919
21,201
8,437
Reshaping the procurement and
customer portfolios
9M05 9M04
43,957
100,428
32,937
44,288
115,738
33,893
177,322 193,919
9.4%
15.2%
2.9%
Regulated market Ex-ship
Liberalized market
0.8%
208,060 223,557
7.4%
-17.4%
65.9%
9M05 9M04
Spain Europe USA
9.4%
9M05  Results Analysis by Activity
Gas Supply – Wholesale & Retail
Spain (GWh)
Total (GWh)
October price review recognises
CMP extra cost for 2005

Leadership
in Gas
Distribution
Spain,
LatAm
and Italy
Integrated Global Energy Company
Availability
of Equity
Gas
Flexible and
Well
Diversified
Gas Supply
Developing
Electricity
Business
Spain and
Puerto Rico
Leadership
in
Multiproduct
Offer in
Spain
Customer
Orientation
9M05  Results Analysis by Activity
Our Commitment (2004-2008) – Gas Distribution

4,714
5,033
30/09/2004 30/09/2005
Connections (thousands)
Non-tariff market: 84% vs. 80% in 9M04          TPA: +18.6%
Regulated sales fell less than expected due to the higher than usual sales to conventional thermal generation
Growth in connections and distribution network in accordance with Plan as well as with the parameters for the year’s Regulated Remuneration
+6.9%
36,617
39,146
Network (km)
37,725
125,786
36,834
149,212
9M04 9M05
Tariff Sales TPA
163,511 186,046
13.8%
-2.4%
18.6%
+6.8%
+319
9M05  Results Analysis by Activity
Gas Distribution in Spain
Operating Figures Sales (GWh)

1,251
1,282
30/09/2004 30/09/2005
Connections (thousands)
+1.8%
20,792
21,161
Network (km)
+2.5%
13,079
4,138
5,379
26,176
13,340
3,533
5,663
29,562
48,772 52,098
6.8%
5.3%
-14.6%
2.0%
12.9%
9M05 9M04
Residential/Commercial
Automotion TPA Industrial
EBITDA: €24.9m,  -18%
Lower sales to residential/industrial compensated by higher TPAs
Negotiations underway for tariff increase for the year 2005, setting basis for stable tariff regime
+31
9M05  Results Analysis by Activity
Gas Distribution in Argentina
Operating Figures Sales (GWh)

679
725
30/09/2004 30/09/2005
Connections (thousands)
+15.3%
4,095
4,723
Network (km)
+6.8%
1,423
13,339
7,638
5,045
1,464
14,794
8,515
6,208
EBITDA: €81.0m, +102% in Euro, partly for full consolidation of CEG and CEG Rio
5-year regulatory review completed
Solid growth in every one of the market segments with successful development of automotion segment
+46
Residential/Commercial
Automotion Industrial
Power Plants
9M05 9M04
27,445 30,981
12.9%
11.5%
23.1%
10.9%
2.9%
9M05  Results Analysis by Activity
Gas Distribution in Brazil
Operating Figures Sales (GWh)

1,469
1,580
30/09/2004 30/09/2005
Connections (thousands)
+5.4%
14,402
15,176
Network (km)
+7.6%
Residential/Commercial
Automotion Industrial
EBITDA: €62.5m,  + 37.4%
Tariff review completed in 2H04 with 27% average increase in tariffs
Activity growth above Plan despite high market penetration
+111
9M05 9M04
3,832
2,823
463
4,067
3,249
868
7,118 8,184
15.0%
15.1%
87.4%
6.1%
9M05  Results Analysis by Activity
Gas Distribution in Colombia
Operating Figures Sales (GWh)

1,037
1,103
30/09/2004 30/09/2005
Connections (thousands)
+2.9%
14,384
14,808
Network (km)
+6.4%
Industrial
Residential/Commercial
Automotion TPA
EBITDA: €51.6m, + 11%  helped by higher tariffs despite lower sales
Activity stagnation due to high demand elasticity to rising gas prices and competition from substitute fuels
+66
9M05 9M04
5,822
6,620
18,641
74
5,617
6,831
18,192
69
31,157 30,709
-1,4%
3.2%
-3.5%
-7.3%
-2.4%
9M05  Results Analysis by Activity
Gas Distribution in Mexico
Operating Figures Sales (GWh)

246
275
30/09/2004 30/09/2005
Connections (thousands)
+7.7%
3,443
3,709
Network (km)
657
45 1,867
60
9M04 9M05
Sales TPA
702 1,927
174.5%
184.2%
33.3%
+11.8%
EBITDA: €18.5m (+25.9%) showing consolidation of GAS NATURAL’s activity in the country
Regulated tariffs subject to seasonality
Leveraging on our capacity to develop the gas distribution business: + 11.8%
connections and +7.7% network
+29
9M05  Results Analysis by Activity
Gas Distribution in Italy
Operating Figures Sales (GWh)

Leadership
in Gas
Distribution
Spain,
LatAm
and Italy
Integrated Global Energy Company
Availability
of Equity
Gas
Flexible and
Well
Diversified
Gas Supply
Developing
Electricity
Business
Spain and
Puerto Rico
Leadership
in
Multiproduct
Offer in
Spain
Customer
Orientation
9M05  Results Analysis by Activity
Our Commitment (2004-2008) – Electricity

Attributable generation capacity (MW)

+131.7%

Electricity production (GWh)

+61.3%

4,160
6,712
4.1% market share in
electricity generation
Inconsistency in regulatory
regime: shortfall not accounted
30/09/04 30/09/05
Wind Cogen CCGT
800
1,600
21
23
279
821
1,902
CCGTs: Cartagena (1,200 MW) synchronised to the grid and Plana del Vent
(800 MW) in progress
119% coverage of supply in 9M05
EBITDA: €76.8 +144.6%
9M04 9M05
9M05  Results Analysis by Activity
Electricity in Spain

EBITDA: € 44.5m,
+8.0%
Load factor in 9M05:
68% vs 66% in 9M04
+3.7%
1,098
1,139
Attributable generation capacity: 271 MW
New CCGT at Mayagüez in early development phase
9M04 9M05
Electricity Generation through EcoEléctrica (50%)
9M05  Results Analysis by Activity
Electricity in Puerto Rico

Integrated Global Energy Company
Availability
of Equity
Gas
Leadership
in Gas
Distribution
Developing
Electricity
Business
Flexible and
Well
Diversified
Gas Supply
Leadership
in
Multiproduct
Offer in
Spain
Spain and
Puerto Rico
Spain,
LatAm
and Italy
Customer
Orientation
9M05  Results Analysis by Activity
Our Commitment (2004-2008) – Multiproduct Offer in Spain

1.5 million eligible
residential gas customers
Commercial network: 875 points of sale (own, franchised and
associated)
GAS NATURAL continues to enjoy the benefits from a strong
and well-established brand all over Spain
1.3 million maintenance
contracts
1.46 contracts per customer as of September 30, 2005.
In line with 2004-2008 Strategic Plan (>2 contracts by 2008)
0.5 million residential
electricity customers
82% residential gas
customers retained
9M05  Results Analysis by Activity
Multiproduct Offer in Spain

33 Conclusions 9M05 Results Snapshot Highlights 9M05 Results Analysis by Activity GAS NATURAL – 9M05 Results Considerations regarding the EU dimension of the Tender Offer for Endesa

Consistent organic growth in all business lines:
Strong performance in Distribution, both in Spain and LatAm
Increased contribution from electricity, driven by new and
efficient CCGT and Wind
Sustained growth in worldwide total end connections to 10.0 million
Focused and growing investments in core business
Increasing shareholder remuneration
GAS NATURAL – Conclusions
Solid financial position, coupled with strong cash flow generation, provide full flexibility to pursue envisaged growth, maintaining “A”
category rating

Considerations regarding the EU dimension of the Tender Offer for Endesa November 3, 2005

2
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish
Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. files a
Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.
Investors in ordinary shares of Endesa, S.A. should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and
Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.
Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S.
prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:
•
management strategies;
•
synergies and cost savings;
•
integration of the businesses;
•
market position;
•
expected gas and electricity mix and volume increases;
•
planned asset disposals and capital expenditures;
•
net debt levels and EBITDA and earnings per share growth;
•
dividend policy; and
•
timing and benefits of the offer and the combined company.
Disclaimer and Important Legal Information

3
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,”
“estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
This communication is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc") of The Financial Services and Markets Act 2000
(Financial Promotion) Order 2005 or (iii) are persons falling within Article 47 of The Financial Services and Markets Act 2000 (Financial Promotion) Order
2005 ("financial journalists") (all such persons together being referred to as "relevant persons"). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
This communication, which has not been and will not be submitted to the French Autorité des marchés financiers ,
is made available in France
only to qualified investors
( investisseurs
qualifiés )
and/or to a restricted circle of investors
( cercle
restraint
d'investisseurs ),
provided in each case that
such investors are acting for their own account, and/or to persons providing portfolio management financial services
( personnes
fournissant le service
d'investissement de gestion de portefeuille pour compte de
tiers ),
all as defined and in accordance with Article L. 411-2 of the French Code monétaire et financier and Decreee no. 2005-1007 dated 2 August 2005.
Disclaimer and Important Legal Information

Operating revenues 2004 (M€)

Operating revenues 2004 (M€)

4
Gas Natural considers that the transaction
does not have EU dimension
2/3 rule calculation with official information as of September 5th, 2005
2004 audited accounts approved by Endesa’s
AGSM (Spanish GAAP)
2004 audited and certified accounts filed
with the SEC by Endesa (US GAAP)
According to the 2004 financial statements in Spanish
GAAP, net revenues from Spain would represent more
than 80% of the total revenues generated in Europe
These accounts are complete, definitive and have
been duly audited and approved at Endesa’s Annual
General Shareholders’ Meeting
According to US GAAP, the adjustment to Endesa’s
revenues under Spanish GAAP is a €76 million increase to
correct for certain upfront fees regarding new customers
The US GAAP reconciliation is required by the US SEC but
has not been approved by Endesa’s shareholders
Source: Endesa’s 2004 consolidated financial statements and CNMV information Source: Endesa’s 20-F filed with the SEC, page F-126
1 Includes Net Sales and Other Revenues
80.5%
17,982
0
5,000
10,000
15,000
20,000
Total US
GAAP1
+76
Total
Spanish
GAAP1
17,906
US
GAAP
Adjustments
17,906
4,140
13,766
2,691
11,075
0
5,000
10,000
15,000
20,000
Spain Rest
of
Europe
Total
Europe
Rest
of the
world
Total
19.5%
Under Spanish law the only official accounts approved by Endesa’s Board and shareholders are the ones filed with the CNMV in Spanish GAAP

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the year ended 31 December 2005 and it has not been audited. In this respect, all of the following should be noted:

- This information has been prepared on the assumption that current IFRSs will all be timely endorsed by the European Commission (EC). The failure of the EC to endorse some of these standards and interpretations could result in the need to make changes to the information presented in this document.

- Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years begining on or after 1 January 2005.

- IFRSs have recently undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to fact patterns not specifically addressed by IFRSs.

- Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the Endesa Group for the preparation of the information contained in this document.

34

Net of sales and purchases of energy

Consolidated results from Spain and Portugal electricity business as of june 30, 2004 and 2005 are netted because ENDESA's supply subsidiary acquired energy from the pool for an amount of Euro 445 million and Euro 935 million, respectively, offset by the energy sold to the pool. The time bands were the same in both cases, and the purchase price therefore matched the selling price.

As of today, the sector is still analyzing the rationale of above mention adjustment.

5
Endesa proposes to use financial statements
which as of today are still provisional
Endesa´ s IFRS presentation of April 5th, 2005 recognises the provisional nature of such
IFRS criteria
First Half results still recognise open issues with IFRS
“The failure of the EC to endorse some of these
standards and interpretations could result in the need to
make changes to the information presented in this
document”
“… there is not yet a significant body of well established
practice and detailed regulation on which to base the
resolution of certain technical issues…”
“Changes arising from any of the above listed items or
from the evolvement of industry practice might also
impact certain decisions and interpretations”
“As a result of all of the above, it is possible that
further changes might be required to this information
before it is published as required comparative
information in the 2005 Annual Report of the   Endesa
Group”
Source: Adaptation of FY2004 Financial Statements to IFRS Presentation - April 5th, 2005
Source: Endesa First Half 2005 Financial Results (Page 46) - July 27th, 2005

6
Endesa’s claims are unprecedented and against
the European Commission’s established principles
Gas Natural’s position regarding
the European Commission review
Gas Natural’s position regarding
Endesa’s adjustments
The European Commission must follow the
applicable law, precedents and its own
established principles:
1 SDC - Servicio de Defensa de la Competencia (Spanish Anti Trust Authority)
Section 5 DO C 66
2/3/98 :
“The
thresholds are
only based on turnover instead of other
criteria with an aim to provide a simple and
objective mechanism that can be easily handled to
determine if their transaction has a EU dimension”
Section 26 DO C 66
2/3/98 :
“As
a general rule,
the Commission will refer to audited or other
definitive accounts”
Section 7 DO C 66
2/3/98 :
“Turnover
should
reflect as accurately as possible the economic
strength of the undertakings involved in a
transaction”
Section 40 DO C 66
2/3/98 :
all
jointly controlled
companies should be included in the calculation
Endesa has adopted an “ad hoc” position in
order to avoid the 2/3 rule, with a unilateral
interpretation of the criteria to be applied
Endesa’s arguments are inconsistent with its
actions to date, in terms of information released
to the market and previous presentations to the
SDC¹
and EU
Endesa’s principles and criteria for
adjustments such as making adjustments to
the audited statements based on Endesa’s
interpretation of several provisional and
subject-to-change IFRS criteria
cannot be supported
These adjustments have not been made in
other similar transactions reviewed by the EU

7
99%
75%
85%
25%
15%
Customers
Output (GWh)
Headcount
Real dimension of Spanish vs. European business
Financial
metrics
(2004)
82%
82%
81%
83%
75%
83%
80%
18%
18%
19%
17%
25%
17%
20%
Total investments
Funds generated in
operations
EBIT
EBITDA
Utility plant
Total Assets
Rest of Europe Spain
Operating
metrics
(2004)
The 2/3 rule is not satisfied under any operating or financial metric
Source: Endesa Annual Report 2004
Audited revenues (2004)
81% 19%
Reality check
1%
2/3 limit
Shareholders
’
equity

8
Adjustments according to Art. 5
Reg.
CE Nº 139/2004
Conceptually acceptable to Gas Natural
However, Endesa does not include
revenue from jointly controlled AUNA
Endesa has proposed several types of
adjustments to claim EU jurisdiction
IFRS adjustments per Endesa’s
own interpretation
Adjustments for subsidies
Deduction of discounts, taxes and
levies
Adjustments for compensation
relating to prior years
Type II
(interpretation)
adjustments
Revenue from jointly controlled
companies
Adjustment for purchases or sales
of companies
Main adjustments
Type I
(technical)
adjustments
Main adjustments
Adjustments according to Endesa’s
partial interpretation of the European
Commission’s interpretative guidelines
(DO C 66 2/3/98)
Includes adjustment to net energy sales
and purchases through OMEL, against
the position of all other sector players
Adjustments are mostly incorrect,
inconsistent and not supported by
precedents
Overview
Overview

9
Summary impact of Art. 5 adjustments
proposed by Endesa
Adjustments
to Spanish
revenues
2004
(€M)
Adjustments
to European
revenues
2004
(€M)
Estimated corrections by
Gas Natural¹
(3)
Acquisition
sale/of
companies
11,075
Spanish
GAAP
171
Spanish
GAAP
corrected
Jointly-
controlled
companies
Proposed by Endesa
11,243
Acquisition
sale/of
companies
Jointly-
controlled
companies
Estimated corrections by
Gas Natural¹
NA
77.0%
Spanish
GAAP
adjusted
80.5%
564
2,691
Rest of Europe
(Spanish
GAAP)
104
Rest of Europe
corrected
(Spanish
GAAP)
Acquisition
sale/of
companies
Jointly-
controlled
companies
Proposed by Endesa
Acquisition
sale/of
companies
Jointly-
controlled
companies
3,359
23.0%
NA
Rest of Europe
adjusted
(Spanish
GAAP)
19.5%
1 Estimates based on Gas Natural’s review of information made publicly available by Endesa, which may be incomplete
80%
20%

Contract premiums structure

Fixed Investor Premium: Remunerates depreciation and capex. Based on plant's capacity.

Fixed Operations Premium: remunerates opex of the assets.

Variable Proportional Premium: variable based on output. Remunerates variable costs: fuel, transport and variable opex.

Pass-through fuels such as coal imported from EdF.

Contract expires in 2009, after which Snet will sell all power on the open market

10
Revenue impact (€M)
Endesa’s proposed Art. 5 adjustments
Correction of revenues from purchases or sales of companies
Spain Rest of Europe
Comments
Proposed by
Endesa
(3) 564
Endesa presentation September 13th, 2004 (“ Acquisition of an additional 35% of Snet”). Page 15
Adjustment to reflect the acquisition of control of SNET on September
2004
However, the SNET revenue figure considered by Endesa (€815M)
does not reflect a number of additional required deductions, which
Gas Natural has identified on the basis of the publicly available information
Additionally, Endesa should net some fuel
purchases which constitute a pass-through
item against SNET’s sales to EdF
(representing approximately 90% of SNET’s
revenues until 2009). However, there is no
public information available to know the real
impact of this adjustment, which could be
significant

€ M		2003	2004
Grupo auna			
Revenues		3,815	4,243
EBITDA		923	1,140
Equity Income Contrib. to Endesa	32.7%	-16	10

VALUATION OF ASSETS	By their acquisition cost instead of their fair value
JOINTLY-CONTROLLED COMPANIES	Carried under the equity method. This mainly affects Auna, Nuclenor and the nuclear plants' economic interest groupings (not the assets)
PENSION PROVISIONS	All variations in pension provisions are booked, without taking advantage of the fluctuation band (corridor) option. Actuarial gains and losses are deferred over the remaining working life of the employees affected
SUBSIDIES CONNECTION RIGHTS	Subsidies and connection rights are still carried as liabilities, not as a reduction in assets

14

endesa

11
Endesa’s proposed Art. 5 adjustments
Revenues from jointly-controlled companies
Comments
171 104
Proposed by
Endesa
Revenue impact (€M)
Spain Rest of Europe
Adjustment to include the portion of the revenue
of certain subsidiaries in which Endesa has
joint-control. This includes 25 companies in
Spain and 3 in Portugal
However, Endesa provides no evidence
regarding if and how joint-control is
exercised in any of the aforementioned
subsidiaries
Moreover, Endesa does not include the
revenue from AUNA ,  which is clearly a jointly-
controlled subsidiary and was owned by Endesa
at the time the offer was announced (and is
indeed still owned by Endesa today)
Endesa’s share of AUNA’s 2004 revenues
(substantially all of which are in Spain)
would amount to €1,387M
Neither does Endesa include additional incremental revenue from non- consolidated
Spanish subsidiaries (mainly gas) which are also fully or jointly controlled by Endesa
Endesa Strategic & Financial Review (Edison). 21/2/05 (Page 14)
Endesa Adaptation of FY2004 to IFRS. 5/4/05 (Page 14)

12
Endesa’s “Other Adjustments” cannot
be justified
Endesa uses internal information, which is not publicly available and cannot be independently verified to make the majority of the “Other Adjustments”
The use of non-public information allows Endesa to revise it for its own benefit so that all the adjustments it makes, without exception, are directed to support the purported EU dimension of the offer by Gas Natural
Endesa has selected only the most favourable adjustments to advance its position with regards to the 2/3 rule
A limited review of the adjustments made by Endesa, based on the scarce public information available, reveals multiple inconsistencies and a contrived interpretation of the Commission’s interpretative guidelines
The full and consistent application of the principles proposed by Endesa to all the applicable adjustments would result in the transaction not having EU dimension
Therefore, the whole exercised submitted by Endesa is futile
Endesa’s “Other Adjustments” are based on its partial interpretation of internal information which can be manipulated at will

13
Spain
Summary impact of “Other Adjustments”
proposed by Endesa
Endesa requires multiple other adjustments based on the revision of non-definitive and unaudited information to further reduce the proportion of Spanish
revenues²
under 2/3
Rest of Europe % Spanish revenue
Adjustments for
subsidies
Compensation
relating to prior
years
Additional revenues
of Endesa Italia
Deduction of duties,
taxes and levies
Other adjustments
(not explained)
(4,401) NA
(143) NA
(51) NA
NA 199
(104) NA
(84)
58
Concept
(49) (8)
67.0%
66.5%
66.3%
65.0%
64.7%
64.0%
67.1%
1   As per US GAAP reconciliation in Amended 20- F filed by Endesa with the SEC on October 28th, 2005
2   Not taking into account the estimated corrections by Gas Natural in pages 7, 8 and 9
IFRS adjustments
- Consistent with US GAAP¹
- Inconsistent with US GAAP¹

14
Endesa’s proposed “Other Adjustments”
Adjustment for IFRS
Comments
(4,401) N/A
IFRS accounts presented to CNMV by Endesa have no official nature, have not been audited, and the information they offer is still provisional, as pointed out by Endesa in its IFRS presentation of April 5th, 2005 and in its 2005 First Half results or evidenced by the amended figures sent to the European Commission in September
2005
Furthermore, Spanish GAAP shows the true and fair view of the economic reality of the business. As a matter of fact, Endesa has not informed the market (including its shareholders) that its official accounts do not reflect the true and fair view of the company. Further, it has used and the market has relied on, these figures for all years preceding this submission
The only official accounts, approved by Endesa´s Board and shareholders are the ones filed with the CNMV in Spanish GAAP. The US GAAP reconciliation is provided for informational purposes to US investors and is not approved by Endesa’s shareholders nor filed with the CNMV
Even so, Endesa´s IFRS adjustments differ from its US GAAP reconciliation
Additionally, Endesa’s “IFRS criteria” for the pass through of energy purchases in distribution and the netting of sales to OMEL are not justified
Differs from those adopted by the majority of the sector (Iberdrola, Unión Fenosa, HidroCantábrico and
Viesgo)
Goes against European Commission precedents such as the Enel/Viesgo and EDP/HidroCantábrico cases
Revenue impact (€M)
Spain Rest of Europe
N/A (49)
1   As per US GAAP reconciliation in Amended 20-F filed by Endesa with the SEC on October 28th, 2005
Proposed by
Endesa
- Consistent with US GAAP¹
- Inconsistent with US GAAP¹

15
Endesa’s proposed “Other Adjustments”
Adjustment for subsidies
Comments
Includes the elimination of the “premium for the use of Spanish coal”
•
This adjustment is unacceptable given that the premium is not a public aid but rather a specific part of the tariff revenue, which is linked to the output and sale of electricity
Also includes an adjustment relating to deferred revenue credited to income in connection with the depreciation of facilities built for clients
This item was originally booked as extraordinary income rather than ordinary revenue and therefore was not part of the original revenue figure being adjusted
Additionally, the adjustment proposed by Endesa is not compatible with Spanish GAAP for power utilities
Additionally, includes the elimination of certain surcharges included in billings in Spain, which Endesa does not explain and go against Endesa’s own previous accounting practice
Proposed by
Endesa
(143)
N/A
Revenue impact (€M)
Spain Rest of Europe

Although the definitive amount of this compensation cannot be determined until the relating implementing regulations have been issued, ENDESA's accounts for 2004 include a revenue of €122 million in this connection, over and above the compensation included in the 2004 rate indicated above.

This figure is lower than that which would arise from the strict application of the provisions of this Royal Decree. However, ENDESA has once again followed the accounting principle of prudence in order to reasonably ensure that the amount ultimately recognized will under no circumstances be lower than that recorded.

16
Endesa’s proposed “Other Adjustments”
Compensation relating to prior years
Comments
Elimination of €51M
compensation
corresponding to the extra-peninsular
systems costs for the years 2001-2003
No mention is made in the Annual Report,
which, to the contrary, states the total
figure of €122M is conservative
Endesa goes against this very same
principle when, in the case of Italy, it
chooses not to adjust for €169M of CTCs¹
received in 2004 which correspond to the
period 2000-2003
Proposed by
Endesa
(51)
N/A
Endesa 2004 Annual Report, Page 65
Revenue impact (€M)
Spain Rest of Europe
1   Competition Transition Costs

through 2004 was not formalized. Decree-Law 6/3/2004 established the amounts receivable by the producers for costs of transition to competition relating to 2000-2003. This Decree-Law

On October 1, 2004, the EU authorized the stranded costs recognized in Italy. €160 million of the total amount approved correspond to ENDESA Italia. The procedure and schedule for the collection of the related amounts have not yet been established and, accordingly, no revenues have been recognized in this connection.

It should be noted that ENDESA Italia's revenues do not include the €30 million collected as a result of the cancellation of the rate revision approved by the Italian Electricity and Gas Authority, which has been appealed against.

17
Endesa’s proposed “Other Adjustments”
Additional revenues of Endesa Italia
Comments
€169M adjustment corresponding to stranded
costs at Endesa Italia relating to 2000-2003
which are not registered in its accounts,
following the prudence principle
The recognition of revenues from past
periods is incompatible with Endesa’s
position for the extra-peninsular
compensation for 2001-2003
Endesa includes €30M relating to a tariff
revision which has been appealed against and
is not in its accounts
However, Endesa has not made a number of
required deductions from Endesa Italia’s
revenues, which Gas Natural has identified on
the basis of the publicly available information
Proposed by
Endesa
N/A
199
Endesa 2004 Annual Report (Legal Information),

Revenue impact (€M)
Spain Rest of Europe
Endesa 2004 Annual Report, Page 70

18
Endesa’s proposed “Other Adjustments”
Deduction of duties, taxes and levies
Comments
Endesa proposes to subtract the duty for the use of public domain
(“tasa por aprovechamiento del dominio público”) of € 104M
from the
revenues generated in Spain
However, this duty is a charge relating to the private use of the public domain by utilities, and therefore its nature is similar to that of a rental payment for the use of public space. As a result, this duty does not constitute a tax on sales
Additionally, the duty for use of the public domain cannot by law be passed to the final
consumer ,
which reinforces the notion
that it is not a tax on sales
Proposed by
Endesa
(104) N/A
Revenue impact (€M)
Spain Rest of Europe

19
Additional generally acceptable adjustments not
proposed by Endesa
Endesa has selectively omitted several clear adjustments which, based on public information, would be required as well for consistency
In the previous pages we have detailed a number of voluntary omissions by Endesa in its partial and biased analysis of Art. 5 adjustments:
Adjustments to SNET´s revenues
Non-inclusion of AUNA as a jointly-controlled company
Non-inclusion of several other (mainly gas) non-consolidated subsidiaries
Adjustments to Endesa Italia revenues
It is likely that other generally acceptable adjustments would also be appropriate. However, the lack of transparency into Endesa´s figures and some of its adjustments makes them impossible to quantify

20
Endesa’s latest potential misleading actions
On October 28, 2005 Endesa filed a new set of accounts with the SEC reducing its consolidated US GAAP revenue figure by 25% (Euro 4.4 billion)
Endesa has filed an Amended 20-F form with the SEC disclosing a reduction in its 2004
Spanish net sales figure under US GAAP of Euro 4,401 million, bringing its total net sales from Euro 17,718 million to Euro 13,317 million
The excuse Endesa has used to justify this reduction is its “new” interpretation of EITF Issue
No.99-19. However, this bulletin was issued five years ago
and Endesa’s interpretation of
it has been different until now
Endesa´s latest 20-F filing in June 2005 already took into account Endesa´s proposed reconciliation to IFRS, which was filed with the CNMV on April 2005
Endesa’ s notification to the SEC comes in the middle of the discussion regarding the EU dimension of the offer by Gas Natural, to help justify using figures other than Endesa’s originally filed audited financial statements, as approved by its shareholders
The reduction of Endesa’ s Spanish net sales figure in this new SEC filing aims to support
Endesa’s own interpretation of the European Commission anti-trust rules
Endesa’s latest revision in financial reporting worsens the unprecedented legal uncertainty created by Endesa and could, if accepted, open great questions on all past, present and future concentration transactions within the European Union

21
Conclusions
Using Endesa’ s complete, official, public and audited 2004 financial statements, as approved by Endesa’s Board and shareholders, the transaction does not have EU dimension
In fact the 2/3 rule is not satisfied under any financial or operating metric
Endesa’s claim for EU dimension goes against established EU applicable law, precedents and the Commission’ s principles of simplicity, objectivity and legal certainty
Endesa has presented incomplete and unaudited financial information based on its own interpretation of provisional IFRS accounting principles
Endesa has also presented a large number of additional adjustments based on its own interpretation of Art. 5, and on the revision of internal information which cannot be independently verified by third parties
Most of the adjustments proposed by Endesa are in direct conflict with the public and official information previously released by Endesa, are incomplete and cannot be justified at all
Additionally, Endesa has selectively withheld critical information from the
Commission
Endesa’ s unjustified claims, if accepted, would create unprecedented legal uncertainty and insecurity which will adversely affect all concentration transactions in the EU

INVESTOR RELATIONS Av. Portal de l’Àngel, 20 08002 BARCELONA (Spain) telf. 34 934 025 891 fax 34 934 025 896 e-mail: relinversor@gasnatural.com website: www.gasnatural.com Thank you